UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: September 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11
South Beach Tower
Singapore 189767
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On 29 August 2025, Maxeon Solar Technologies, Ltd. (“we”, “us” or the “Company”) held our Annual General Meeting of Shareholders (the “Annual General Meeting”). At the Annual General Meeting, our shareholders voted on five proposals, each of which was described in more detail in our Notice of Annual General Meeting of Shareholders provided to our shareholders. The Notice of Annual General Meeting of Shareholders was also attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on 7 August 2025.

Based on the presence by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following proposals was duly approved and/or ratified:

Proposal 1: To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial period ended 31 December 2024 and the Auditor’s Report thereon.

Proposal 2: To re-elect Dr. Teo Tong Kooi as a Director pursuant to Regulation 94 of the Constitution of the Company.

Proposal 3: To approve Dr. Teo Tong Kooi's Directors' annual fees of US$254,000 to be paid pro rata on a quarterly basis, based on the Company’s Outside Director Compensation Policy.

Proposal 4: To appoint NLA DFK Assurance PAC as the statutory auditor of the Company and Marcum Asia CPAs LLP as the auditor of the Company for other applicable reporting requirements under relevant securities rules and regulations which the Company is subject to as a NASDAQ-listed company and to authorize the Directors to fix their respective remuneration.

Proposal 5: To authorize the Directors of the Company to issue shares pursuant to Section 161 of the Companies Act, Cap. 50.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501), and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

September 4, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer